Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The following description sets forth certain material terms and provisions of the securities of Xilinx, Inc., a Delaware corporation (“Xilinx,” “we,” “us” and “our”), that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws. The summary below is also qualified by reference to the provisions of the Delaware General Corporation Law (the “DGCL”).
General
Under Xilinx’s certificate of incorporation, Xilinx is authorized to issue up to 2,000,000,000 shares of common stock and up to 2,000,000 shares of preferred stock.
Common Stock
Our common stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of Xilinx. Holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of Xilinx. The holders of common stock are entitled to receive dividends, if any, as and when declared from time to time by the board of directors of Xilinx out of funds legally available therefore. Upon liquidation, dissolution or winding up of the affairs of Xilinx, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the net assets of Xilinx available for distribution to holders of common stock. The shares of common stock currently outstanding are fully paid and nonassessable.
Preferred Stock
Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, shares of preferred stock in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series of preferred stock.
Delaware Anti-Takeover Law and Charter and Bylaw Provisions
Provisions of the DGCL and our charter documents could make the acquisition of us and the removal of incumbent officers and directors more difficult.
Delaware Takeover Statute
We are governed by Section 203 of the DGCL (“Section 203”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers or which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within the three-year period immediately prior to the business combination, beneficially owned 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Undesignated Preferred Stock
Under our certificate of incorporation, our board of directors has the power to authorize the issuance of up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the common stockholders. The issuance of preferred stock may:

•	delay, defer or prevent a change in control;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•	discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts.

Advance Notice Provisions
Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.
Special Meeting Requirements
Our bylaws provide that a special meeting of our stockholders may be called at any time by our board of directors, the chairman of our board of directors, our president or our secretary; provided that our secretary shall call a special meeting of the stockholders only upon written request in proper form of one or more of our stockholders that has or have owned continuously for at least one year a number of shares of our common stock that represents not less than 25% of our outstanding common stock as of the date of such request.
Cumulative Voting
Neither our certificate of incorporation nor bylaws provides for cumulative voting in the election of directors. These provisions may deter a hostile takeover or delay a change in control or management of Xilinx.